July 16, 2025

Gregory Heckman
Chief Executive Officer
Bunge Global SA
1391 Timberlake Manor Parkway
Chesterfield, Missouri, 63017

       Re: Bunge Global SA
           Registration Statement on Form S-4
           Filed July 10, 2025
           File No. 333-288609
Dear Gregory Heckman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing